

November 7, 2011

<u>Via E-mail</u>
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West 2nd Street
Winston-Salem, NC 27101

  Re: BB&T Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed February 25, 2011
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2011 and June 30, 2011
    Filed May 6, 2011 and August 8, 2011
    File No. 001-10853

Dear Mr. King:

  We have reviewed your correspondence filed with the Commission on August 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your future filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Table 12-1 – Summary of Nonperforming Assets and Past Due Loans, page 55

  1. We note your response to prior comment two to our letter dated July 28, 2011. In future filings, please add the clarifying disclosure noted in your response that describes the types of loan categories that you consider to be potential problem loans as discussed in Item III.C.2 of Industry Guide 3, and either quantify or provide a cross-reference to the

applicable notes of the financial statements.

2. We note your response to prior comment five regarding the changes in nonperforming assets during the period. We note that you have only separately quantified the total effect from "charge-offs, write downs and payments." Given the significance of this amount, and the different credit trends arising from charge-offs/write downs and payments, in future filings please at a minimum separately quantify the reduction in nonperforming assets due to payments. Additionally, please confirm, if true, that you did not have any transfers out of nonperforming assets to performing. If you do have transfers out due to performance, please state that fact and quantify the amounts.

Table 14-3 Real Estate Lending Portfolio Credit Quality and Geographic Distribution

Direct Retail 1-4 Family and Lot/Land Real Estate Portfolio, page 63

3. Please refer to our previous comment six in our letter dated July 28, 2011. We note your response and proposed disclosure revisions. Please revise your disclosure in future filings to address the following:

-   We could not locate proposed disclosure that was fully responsive to the second bullet of our previous comment. Please expand your proposed disclosure to specifically disclose whether you have the ability to track whether the first lien is in default if you do not hold or service it and describe the steps you take to monitor the credit quality of the first lien, if any. If you do not monitor the credit quality of the first lien when you do not hold or service it, please disclose that fact and discuss specifically how you consider this practice in your overall determination of the allowance.

-   We note your proposed disclosure that you estimate the volume of second lien positions where the first lien is delinquent. Please revise your disclosure to more fully describe the information used when determining this estimate.

-   Please disclose the percentage of junior liens for which do hold or service the first lien and those for which you do not.

Consolidated Financial Statements

Note 14. Income Taxes, page 139

4. Please refer to our previous comment 14 in our letter dated July 28, 2011. We note in your response that your proposed revisions would be included in future filings; however, we could not locate the disclosure revisions in your Form 10-Q for the Quarterly Period Ended June 30, 2011. Please include this disclosure in your Form 10-Q for the Quarterly

Period Ended September 30, 2011 or advise us when you intend on including this disclosure in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 4-1 Asset Quality Analysis, page 65

5. Please refer to our previous comment 21 in our letter dated July 28, 2011. In your response you state that one of the reasons for the decrease in performing troubled debt restructurings was due to subsequent modifications with terms that do not contain concessions. Please tell us the following:

    - Please quantify the balance of loans that have been removed from the performing troubled debt restructuring due to these types of modifications.

    - Describe the circumstances under which you would modify a loan in this manner. Describe the types of modifications made under this policy (i.e. interest rate, additional collateral, additional guarantors, etc.) and identify the modifications you do most often.

    - Clarify whether you believe these borrowers could have obtained similar financing elsewhere at current market rates.

    - Clarify whether you have removed the loans from the performing troubled debt restructuring category due to the new terms not representing a concession or whether the borrowers were no longer experiencing financial difficulty, or both.

    - Given that these loans were already considered to be troubled debt restructurings with modified terms, please tell us how the new terms compared to the terms of the original loan, as well as the restructured terms of the loan. In this regard, tell us whether the new terms would have represented a concession if the original loan had not already been modified. Tell us whether you routinely make modifications such as these in the normal course of business to borrowers who are performing according to the restructured contractual terms of the loan.

    - Clarify whether you account for these loans as new loans in accordance with ASC 310-20-35-9 and provide your basis for doing so.

    - Tell us in detail how you determined that these loans should be removed from the performing troubled debt restructuring category upon modification instead of after the one year period set forth in ASC 310-40-50-2, particularly if you concluded that these loans do not constitute new loans under paragraphs 9-11 of ASC 310-20-35.

- Tell us whether you evaluate these loans individually for any subsequent impairment. If not, tell us if you evaluate these loans as a separate pool when determining the appropriate level of allowance for loan losses, and tell us if the default rates on these modified loans are higher than similar loans that have not experienced credit quality deterioration. If so, please revise your disclosures to discuss that fact and discuss why you believe that trend is occurring.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 14. Fair Value Disclosures, page 38

6. We note your disclosure on page 40 that you generally utilize a third-party pricing service in determining the fair value of your securities portfolio. Please describe to us in detail the following:

- how you evaluate the accuracy and completeness of the observable inputs (including interest rate, spread, and prepayment information) used by such pricing services in valuing securities;

- the internal controls in place to ensure that models and assumptions used by pricing services reflect those used by market participants; and

- the internal controls you have in place over the prices received from pricing services.

Analysis of Financial Condition

Noninterest-Earning Assets, page 68

7. Please revise your future filings to more clearly explain the reasons for the $327 million decrease in your income tax receivable. For example, clarify if this is a change in estimate or due to the resolution of open income tax issues, etc.

Capital Adequacy and Resources, page 98

8. We note your disclosure on page 99 that as of June 30, 2011, you currently estimate that the Tier 1 common ratio under the currently proposed Basel III standards is 8.3%. Given that this metric is not currently required to be disclosed by a system of regulation that is applicable to the registrant, it would appear to be a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Therefore, please identify this measure as

non-GAAP, and provide a calculation of the measure. Additionally, given that the capital rules under Basel III have not yet been written, please disclose any clarifying assumptions you made in arriving at the estimate of the ratio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant